Exhibit 99.1

Castor Maritime Inc. Announces the Sale of the M/V Magic Twilight for  $17.5 Million and With an Expected Net Gain of $4.0 Million

Limassol, Cyprus, June 15, 2023 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor”, or the “Company”), a diversified global shipping company, announces that on June 2, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Twilight, a 2010-built Kamsarmax bulk carrier, at a price of $17.5 million. The conclusion of the sale agreement is subject to the execution of definitive documentation customary for this type of transaction. The vessel is expected to be delivered to its new owner during the third quarter of 2023.

The Company expects to record during the third quarter of 2023 a net gain on the sale of the M/V Magic Twilight of approximately $4.0 million, excluding any transaction related costs.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

Castor owns a fleet of 21 vessels, with an aggregate capacity of 1.7 million dwt, currently consisting of 1 Capesize, 7 Kamsarmax, 11 Panamax dry bulk vessels, 2 2,700 TEU containership vessels, which include the M/V Magic Twilight and the M/V Magic Moon that the Company agreed to sell on June 2, 2023 and March 23, 2023, respectively.

For more information, please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements give the Company’s current expectations and projections about future events, including business strategy, goals, and future financial condition and performance, and so actual results to differ materially from what is expressed or implied by the statements. These statements sometimes use words such as “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending”, “indicates” and other words of similar meaning (or the negative thereof) and include all matters that are not historical or current facts.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, the occurrence of any event, change or other circumstance that could cause us to record a different net gain on the sale of the M/V Magic Twilight, including the incurrence of higher than expected transaction costs, uncertainties related to our and our counterparty’s ability to consummate the transaction discussed herein, and those factors discussed under “Risk Factors” in our Annual Report for the year ended December 31, 2022 and/or our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com